Stoecklein Law Group
Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

October 14, 2011

Pamela A. Long
United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

RE:           Oraco Resources, Inc.
Form 8-K
Filed May 23, 2011
File No. 333-167607
Annual Report on Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
File No. 333-167607

Dear Ms. Long,

This correspondence is in response to your letter dated June 24, 2011 in reference to Oraco Resources, Inc.’s (the “Company”) filings of the Form 8-K filed on May 23, 2011 and Form 10-K/A for the fiscal year ended December 31, 2010 filed on March 7, 2011.

We have keyed our responses to your comment items in their original numeric order.

Current Report on Form 8-K Filed May 23, 2011

General

1. We note that your website refers to or uses terms other than those recognized of the Securities and Exchange Commission. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release) which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Response: The Company has added the cautionary language on its website and will do so in future press releases.

Special Note Regarding Forward-Looking Statements, page 2

2.  As you appear to be an issuer of penny stock, you are not able to rely on the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. In this regard, we note your references to federal securities laws. Please revise your disclosure accordingly. In addition, in future filings, including, but not limited to your annual and quarterly reports, please refrain from citing the safe harbor unless and until you are eligible to use it.

Response: The Company has revised its disclosure to refrain from citing the safe harbor.

Item 1.01 Entry into a Material Definitive Agreement, page 3

3.  Please revise your disclosure to provide all of the information required by Item 1.01 of Form 8-K, including, for example, the identities of the parties to the agreements and the material terms and conditions of the agreements.

Response: The Company has revised its disclosure to provide all of the information required by Item 1.01 of Form 8-K.

4. Please revise your disclosure to provide the number of shares issued to the former Jyork security holders.

Response: Pursuant to the Share Exchange Agreement with Jyork, the Company issued 3,000,000 shares of its common stock to the security holders of Jyork. The Company has revised its disclosure to provide the number of shares issued to former Jyork security holders.

5. We note your statement that the former security holders of ORI and Jyork acquired “approximately 18,001,500 shares” of your common stock in the transactions. Please revise your disclosure to provide the exact number of shares that you issued to them.

Response: The security holders of ORI acquired 15,001,500 shares of common stock and the security holders of Jyork acquired 3,000,000 shares of common stock in the transactions. The Company has revised its disclosure to provide the exact number of shares that the Company issued to the security holders of ORI and Jyork.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

6. Please revise your disclosure to provide all of the information required by Item 2.01(c) of Form 8-K and, to the extent applicable, Item 2.01(e).

Response: The Company revised its disclosure to provide all the information required by Item 2.01 (c) of Form 8-K. Item 2.01(e) is not applicable.

7. Please revise your disclosure to identify the party or parties that held the 10,000,000 shares that were cancelled in connection with the transactions.

Response: The party that held the 10,000,000 affiliate shares that were cancelled in connection with the transactions is Steven Subick, former officer and director of the Company. The Company revised its disclosure to identify the party that held the 10,000,000 shares that were cancelled in connection with the transactions.

Description of Business, page 4

8. Please revise your disclosure to explain why you acquired both ORI and Jyork. In this regard, we note from your disclosure on page 4 that your acquisition of Jyork provided you with mining rights. ORI’s role in your operations is unclear.

Response: The Company has revised its disclosure to explain why they acquired both ORI and Jyork. ORI holds one-half interest in Jyorks rights in the concessions it holds in the Tailings Number 5 reserve located in Koidu and the Zimmi location. It was necessary for the Company to also acquire ORI to obtain the control of all the rights and interests in and to the Tailings Number 5 and Zimmi concessions.

9. Please revise your disclosure throughout your filing to distinguish between business that you intend to do and business in which you are already engaged. In this regard, we note, for example, your disclosure on page 16 that you have no full-time employees.

Response: The Company has revised its disclosure to distinguish between business that it intends to do and business in which it is already engaged. Additionally, the Company revised its disclosure to state that as of May 16, 2011 it has 3 employees as a result of the completed acquisition of mining development and exploration in Sierra Leone.

Industry and Market Data, page 4

10. Please identify the sources for the industry, market and scientific information you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

Response: World Gold Council is the source for the industry, market and scientific information the Company provided. This source is widely available to the public (www.gold.org).

Business Development, page 4

11. Please revise your disclosure to provide a materially complete description of the mining contract rights that you acquired through your acquisition of Jyork.

Response: The Company revised its disclosure to include the following description of the mining contract rights that they acquired through their acquisition of Jyork:

•
Gbense Tailings Number 5 – Memorandum of Understanding providing for a Seventy – Thirty percent (70% - 30%) ownership in the recovery process of all rights of precious minerals and all natural resources below and above the ground for Gbense Tailings Number 5.

•
Zimmi Mining Area – Memorandum of Understanding providing for a Seventy - Thirty percent (70% - 30%) ownership in the recovery process of all rights of precious minerals and all natural resources below and above ground for Zimmi Mining Area.

•
Nimini Hills – Memorandum of Understanding providing for a Seventy – Thirty percent (70% - 30%) ownership in the recovery process of all rights of precious minerals and all natural resources below and above the ground for Nimini Hills.

12. Please revise your disclosure to explain what you mean by the statement “With the dramatic improvement in the political and economic climate in Sierra Leone . . . .” If, for example, you are referring to the post-civil war climate in that country, please provide sufficient detail and context to enable investors to understand the current political and economic environment in which you believe you will operate.

Response: The Company deleted this statement from its filing.

Business of Oraco Resources, page 5

13. We note your disclosure regarding specific production quantities and specific grades of material without the existence of a proven or probable reserve. As you are an exploration stage company, without a proven or probable reserve as defined by Section (a) of Industry Guide 7, it appears there is no basis for these estimates of quantities and grade. Please remove this disclosure from you filing.

Response: The Company has removed this disclosure from its filing.

14. Please forward to our engineer, as supplemental information and not as part of your filing, a translated copy of the documents supporting your right to explore or mine in Sierra Leone pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response: The Company has sent your engineer the requested information on a CD.

15. We note your disclosure regarding 43-101 reports. As your jurisdiction of incorporation is Nevada, you are not eligible to disclose in reliance on NI 43-101. Utilize only those terms specified by Industry Guide 7 in your U. S. SEC filings.

Response: The Company deleted its reference to NI 43-101 from its filing.

16. Please disclose the following information for each of your material properties regarding your land and mineral rights. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:  Please see the Company’s response to Comment # 25 below.

17. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Response:  Please see the Company’s response to Comment # 25 below.

18. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•
In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data. Any drawing   should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: Please see the Company’s response to Comment # 25 below.

19. Please expand your disclosure concerning the exploration plans for the properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response: Please see the Company’s response to Comment # 25 below.

20. Please provide an overview of the exploration and mining permit requirements for companies operating in the Sierra Leone. Include in you overview the permits require to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in Sierra Leone.

Response:  The Company has revised its disclosure to include the following overview of the exploration and mining permit requirements for companies operating in Sierra Leone:

Exploration and Mining Requirements in Sierra Leone

There are no bonding requirements that must be met in order to conduct either exploration or mining in Sierra Leone.  All permits and licenses that must be obtained pursuant to the Mines and Minerals Act 2009 are submitted and processed through the Mining Cadastre Office in Freetown, except for licenses to conduct artisanal mining, which are submitted and processed in the regional offices in Koidu, Makeni, Kenema and Bo.

There are several steps to securing the rights to mine.  First, a surface lease must be entered into with the landowner.  Next a grant of mineral rights must be obtained from the government.  The types of licenses that are issued by the government are: reconnaissance licenses, which cannot be for a period of more than one year; exploratory licenses, which cannot be for a period of more than four years; artisanal licenses, which shall not be for more than one year, but can be renewed for three additional periods of one year; small-scale mining licenses, which are good for three years and can be renewed an indeterminate number of times for three years each; and large scale mining licenses, which shall not exceed either 25 years or the estimated life of the ore body that is proposed to be mined, whichever is shorter.  All applications for any license except an artisanal license must be determined within 60 days of filing.  An application for an artisanal license must be determined within 14 days of filing.

21. Please revise your disclosure on page 6 to indicate how much capital you need to achieve the initial gold production targets that you disclose.

Response: The Company has revised its disclosure to indicate that they believe they need at least $5 million USD to be able to attain an initial production target of at least 0.5 – 1.0 GPT (grams per ton) of gold that will yield in excess of more than 5,000 to 10,000 ounces of gold per year.

Sierra Leone – Diamonds, page 8

22. Please revise your disclosure to describe your “existing strategic relationships with dealers who export the purchased diamonds to New York.”

Response: The Company has revised their disclosure to describe their “existing strategic relationships with dealers who export the purchased diamonds to New York” as follows:

Charles Huggins, President of Jyork and recently became a consultant of the Company on August 8, 2011, has been legally exporting diamonds and gold through the Kimberley Process, UPS (Red Coat Shipping) and customs brokers such as Malca-Amit in the United States for more than the last twelve years.  Through Mr. Huggins, we will be able to provide product into New York.

Environmental Regulation, page 16

23. Please revise your disclosure to address the specific regulations applicable to your business. Your current disclosure appears to be generic and not tailored to your business. Please refer to Item 101(c)(1)(xii) or (h)(4)(xi) of Regulation S-K, as applicable.

Response:  The Company has revised their disclosure to address the following specific regulation applicable their business:

All small-scale and large-scale mining license holders must acquire environmental impact assessment licenses.  The Environmental Impact Assessment must include the following information:

•	Detailed description of the environment supported by relevant measurements;

•	Detailed description of the project including all phases of development, operations, reclamation and closure, and including:

▪	Detailed resource requirements and emissions;

▪	Identification of the likely major environmental impacts;

▪	Review of residual and immitigable environmental impacts;

▪	Broad and detailed objectives regarding each environmental impact and means for achieving them;

▪	Predicted effect of each environmental mitigation activity;

▪	Budget and timetables for implementation;

▪	Identification of likely major social impacts and mitigation measures for each;

▪	Methodologies to be used for monitoring potential negative impacts and the source of funding for monitoring; and

▪	An environmental management program.

All small-scale and large-scale license holders must provide financial assurance for the performance against any obligations originating from an environmental impact assessment and management plan.

Artisanal mining license holders are expected to submit a simple environmental management plan detailing expected impacts and plans for mitigation and management of impacts.

24. Please revise your disclosure to address the applicability of, and your compliance with, non-environmental laws and regulations applicable to your business.

Response:  Set forth above (in the reply to comment 20), is virtually the full array of all of Sierra Leone’s laws concerning the operation of mining activities.  The Company has already obtained the surface rights from the landowners.  Pursuant to the terms and conditions of the agreement that has been entered into with the landowners of the Zimmi properties, it is the obligation of the Gebya Paramount Chief Metzger Bondo Konneh, Section Chief Momoh Sheriff, Town Chief Brima Dakoi, Momoph  Kanneh, Lamin Kanneh and Mamei Gutu Kanneh to obtain the necessary governmental grant of mineral rights, exploratory licenses, artisanal mining licenses, small-scale mining licenses and, if applicable, large scale.  Likewiseit is the obligation of Paramount Chief Fengai Kaimachiande III and the Gbense Chiefdom local Authorities to obtain the aforementioned licenses for the Tailings # 5 properties.  However, while it may not be the Company’s obligation to obtain the licenses, the personnel of Jyork are familiar with the procedures for obtaining these licenses, and are well acquainted with the governmental offices from which the licenses must be obtained.  Thus, Jyork will give its full assistance in undertaking and completing the process of obtaining the appropriate licenses.

25. Please revise your disclosure to provide the applicable information required by Item 102 of Regulation S-K.

Response: The Company has revised its disclosure to provide the following information required by Item 102 of Regulation S-K:

Description of Property

Office Premises

We do not own any real property. We currently maintain an office at 605 West Knox Road, Tempe, AZ 85284. We have no monthly rent, nor do we accrue any expense for monthly rent. An officer of ORI provides us his office in which we conduct business on our behalf.  We do not believe that we will need to obtain additional office space within the next 12 months, until our business plan is more fully implemented.

Mining Properties

Our Mining Locations – Sierra Leone

Gbense Tailings Number 5

On June 16, 2007, Jyork entered into an agreement with Paramount Chief Fengai Kaimachiande III and the Gbense Chiefdom local Authorities (the “Grantors”).  The offer to enter into the agreement with Jyork, and consummation of the agreement, was based upon the personal relationships that had been established between the representatives of Jyork and Paramount Chief Fengai Kaimachiande III as well as the Gbense Chiefdom local Authorities over many years of interaction.

The agreement incorporates 12 licenses that control an aggregate total of approximately 400 acres of land located between the Township of Zimmi and the Mano River, which is the border between Sierra Leone and Liberia.  The term of the agreement was initially for 10 years from the date of the agreement, plus five additional options granted to Jyork to extend the agreement by one year per option.  However, on January 25, 2011, an extension of the agreement was granted, which extension provided that the beginning date from which the ten year term was to be calculated was altered to January 25, 2011.  The agreement creates a cooperative relationship between Jyork and the Grantors, with the owners of the lands retaining full ownership of the properties while Jyork obtained the rights in the land for the term of the agreement.  The rights granted by the agreement incorporate the recovery process of all precious minerals and all natural resources below and above the ground on an exclusive basis for the term of the agreement from Gbese Tailings # 5, located in the Gbense Chiefdom.

Pursuant to the agreement, Jyork is to provide all the technical expertise, machinery, and plants (including, but not limited to, living quarters for the employees and their daily food requirements) required to undertake the recovery process of all precious minerals and all natural resources below and above the ground, as well as the management of the operation.  Further pursuant to the agreement, the Grantors are responsible for obtaining all licenses and/ or permits necessary to conduct all operations, as well as the employees needed to operate.  An additional provision of the agreement was that the recovery operation was to commence within 12 months of the execution of the agreement.  However, on January 25, 2011, an extension of the agreement was granted, which extension provided that the beginning date from which the 12 month period was to be calculated was altered to January 25, 2011.

The agreement provides that the net profits derived from the value of the precious minerals and natural resources recovered, as such value is determined by the Sierra Leone Gold and Diamond Office, shall be divided between the parties as follows: 30% to the Grantors and 70% to Jyork.  The Grantors shall be paid their percentage by Jyork upon the conclusion of the evaluation.  Jyork will then take control of the items recovered.

Kono District, Gbense Chiefdom Map

Location of Tailings # 5 Concession

KONO DISTRICT - SIERRA LEONE
July 2002
Koinadugu
Koinadugu
Tonkolili
Kenema
Kailahun
Kono
34
40
42
37
38
43
36
44
41
33
32
39
35
31
Koinadugu
Bombali
Port Loko
Tonkolili
Kono
Western Area
Moyamba
Bo
Kenema
Kailahun
Bonthe
Pujehun
Please contact the Sierra Leone Information System, located at UNOCHA
MAP CODE: PL03_01
The boundaries and names shown and the designations used on this map do not imply official acceptance or endorsement by the United Nations
N
LEGEND
District Capital
Villages
Rivers
River/Stream
Roads
Main/tarred
Main/untarred
Track
Trail
Chiefdoms
Neighbouring districts
Neighbouring countries
Geo-Codes
03 KONO DISTRICT
31 Gorama Mende
32 Nimikoro
33 Nimiyama
34 Sandor
35 Gbane
36 Gbane Kandor
37 Kamara
38 Gbense
39 Tankoro
40 Lei
41 Soa
42 Toli
43 Mafindor
44 Fiama
0
20 Kilometers

Set out above is a map of the Kono District provided by the Sierra Leone Information System, first published July 23, 2002.  The Gbense Chiefdom, in which Tailings Number 5 is located, is outlined in yellow.  Koido Town, which is the place of business for the Gbense Chiefdom’s Authorities, is designated by the orange dot. Tailings # 5 is located in New Sefadu, which is adjacent to Koido Town.  Access from Freetown, which is the capital and where the airport is located, is via 215 miles of road, of which approximately 125 miles is paved and 90 miles is gravel.

Exploration

Between 1961 and 1963, bulk sampling of the No. 5 mining area were conducted by the National Diamond Mining Corporation (NDMC).  The NDMC made three mining cuts along the east/west axis of the site.  The cuts approximated the course of the old Koyie river/stream which enters the mining lease from the south west.

NDMC mined approximately 2,500 cubic meters of gravel.  Records indicate that 1,713 cubic meters of gravel were processed and produced 2,298 carats, indicating a presence of 1.34 carats per cubic meter.  The Company is not relying exclusively on these dated figures for forecasting purposes.  However, the fact that this prior study, dated as it is, found the presence of diamonds in a relatively high concentration in the samples taken is a strong and positive indicator of the existence of diamonds throughout the area.

Zimmi Mining

On February 7, 2011, Jyork entered into an agreement with The Baysuagung-Gbeya Cooperative Mining Society (the “Cooperative”) represented by Paramount Chief Metzger Bondo Konneh, Section Chief Momoh Sheriff, Town Chief Brima Dakoi, Momoph  Kanneh, Lamin Kanneh and Mamei Gutu Kanneh.  The offer to enter into the agreement with Jyork, and consummation of the agreement, was based upon the personal relationships that had been established between the representatives of Jyork and the representatives of the Cooperative over many years of interaction.

The agreement concerns approximately 16 acres of land located in New Sefadu.  The term of the agreement is for 25 years plus five additional options granted to Jyork to extend the agreement by one year per option.  The agreement creates a cooperative relationship between Jyork and the Cooperative, with the owners of the lands retaining full ownership of the properties while Jyork obtained the rights in the land for the term of the agreement.  The rights granted by the agreement incorporate the recovery process of all precious minerals and all natural resources below and above the ground on an exclusive basis for the term of the agreement from lands and area under the control of the Cooperative.

Pursuant to the agreement, Jyork is to provide all the technical expertise, machinery, and plants (including, but not limited to, living quarters for the employees and their daily food requirements) required to undertake the recovery process of all precious minerals and all natural resources below and above the ground, as well as the management of the operation.  Further pursuant to the agreement, the Cooperative is responsible for obtaining all licenses and/ or permits necessary to conduct all operations, as well as the employees needed to operate.  An additional provision of the agreement is that the recovery operation shall commence within 12 months of the execution of the agreement.

The agreement provides that the net profits derived from the value of the precious minerals and natural resources recovered, as such value is determined by the Sierra Leone Gold and Diamond Office, shall be divided between the parties as follows: 30% to the Cooperative and 70% to Jyork.  The Cooperative shall be paid its percentage by Jyork upon the conclusion of the evaluation.  Jyork will then take control of the items recovered.

Pujehun District, Township of Zimmi

Location where the Baysuagung-Gbeya Cooperative Mining Society’s Zimmi properties are located.

Set out above is a map of the Pujehun District, with the township of Zimmi highlighted in red.

This map presents all of the Southern Districts of Sierra Leone.  The Pujehun District, where the Zimmi properties are located, is the southernmost District and is designated in blue.  The map was created by DACO/ SLIS Sierra Leone Information System and is dated July 23, 2008.

SIERRA LEONE

SOUTHERN PROVINCE

Legend
settlements
District HQ
Builtup Areas
A_and_B_Roads_Network
Cart Track
Trail
Main Rivers
Lakes
Coastline
Mangrove
District_Names
BO
BONTHE
MOYAMBA
PUJEHUN
Chiefdom_boundaries_2004
District_boundary
National_boundary_2004
North Atlantic Ocean
LIBERIA
Guinea
Guinea
Atlantic Ocean
Liberia
Kilometers
0 5 10 20 30 40 50
N
W
E
S
This map has been produced by DACO / SLIS - Sierra Leone Information System

Chiefdom Geo Code	
Geo Code	Name
	Bo
98	Badjia
99	Bagbe
100	Bagbo
101	Baoma
102	Bumpeh
103	Gbo
104	Jiama-Bongor
105	Kakua
106	Komboya
107	Lugbu
108	Niawa Lenga
109	Sielenga
110	Tikonko
111	Valunia
112	Wunde
	Bonthe
113	Kpanda Kemo
114	Yawbeko
115	Jong
116	Benducha
117	Nongoba Bullom
118	Sittia
119	Kwamabai Krim
120	Bum
121	Imperi
122	Dema
123	Sogbini
	Pujehun
124	Sowa
125	Pejeh
126	Barri
127	Makpele
128	Soro Gbema
129	Gallinasperi
130	Kpaka
131	Panga Krim
132	Panga-Kabonde
133	Yakemo-Kpukumu Krim
134	Malen
135	Mano Sakrim
	Moyamba
136	Bumpeh
137	Ribbi
138	Kongbora
139	Kaiyamba
140	Bagruwa
141	Timdel
142	Kagboro
143	Fakunya
144	Kori
145	Dasse
146	Kamajei
147	Banta Gbangbatoke
148	Banta Mokele
149	Kowa

This map presents all of the Southern Districts of Sierra Leone.  The Pujehun District, where the Zimmi properties are located, is the southernmost District and is designated in blue.  The map was created by DACO/ SLIS Sierra Leone Information System and is dated July 23, 2008.

Presented above is a map of the Pujehun District, which has been extracted from the map provided on the previous page.  Though not shown on this map, Zimmi Township is in the southern portion of the Makpele Chiefdom.  It is directly west of the town of Njala, and is on the border of the Makpele and Soro Gbema Chiefdoms.  The properties themselves are located in the area that runs west from Zimmi Township to the Mano River, which is the border between Sierra Leone and Liberia.  Access to the properties is by 215 miles of road, 180 miles of which (to the township of Bo) is paved road, and the remaining 35 miles to Zimmi is dirt road.

Provided here is an additional map that shows the relationship of Zimmi Township to Njala Township to the west, as well as the relationship of Zimmi Township to the Mano River to the east.

Nimini Hills

On April 20, 2011, Jyork entered into an agreement with the local Authorities of the Nimikoro Chiefdom represented by Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny.

The term of the agreement is for 25 years plus five additional options granted to Jyork to extend the agreement by one year per option.  The agreement creates a cooperative relationship between Jyork and Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny, with the owners of the lands retaining full ownership of the properties while Jyork obtained the rights in the land for the term of the agreement.  The rights granted by the agreement incorporate the recovery process of all precious minerals and all natural resources below and above the ground on an exclusive basis for the term of the agreement from lands and area under the control of Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny.

Pursuant to the agreement, Jyork is to provide all the technical expertise, machinery, and plants (including, but not limited to, living quarters for the employees and their daily food requirements) required to undertake the recovery process of all precious minerals and all natural resources below and above the ground, as well as the management of the operation.  Further pursuant to the agreement, Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny is responsible for obtaining all licenses and/ or permits necessary to conduct all operations, as well as the employees needed to operate.  An additional provision of the agreement is that the recovery operation shall commence within 12 months of the execution of the agreement.

The agreement provides that the net profits derived from the value of the precious minerals and natural resources recovered, as such value is determined by the Sierra Leone Gold and Diamond Office, shall be divided between the parties as follows: 30% to Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny and 70% to Jyork.  Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny shall be paid its percentage by Jyork upon the conclusion of the evaluation.  Jyork will then take control of the items recovered.

Kono District, Nimikoro Chiefdom Map

Location of the Nimini Hills concession.

OCHA
UNHCR
The UN Refugee Agency
OFDA
KONO DISTRICT - SIERRA LEONE
July 2002
Koinadugu
Koinadugu
Tonkolili
Kenema
Kailahun
Kono
Koinadugu
Bombali
Port Loko
Tonkolili
Kono
Moyamba
Bo
Kenema
Kailahun
Bonthe
Pujehun
Please contact the Sierra Leone Information System, located at UNOCHA
MAP CODE: PL03_01
The boundaries and names shown and the designations used on this map do not imply official acceptance or endorsement by the United Nations
N
LEGEND
District Capital
Villages
Rivers
River/Stream
Roads
Main/tarred
Main/untarred
Track
Trail
Chiefdoms
Neighbouring districts
Neighbouring countries
31
32
33
34
35
36
37
38
39
40
41
42
43
44
Geo-Codes
03 KONO DISTRICT
31 Gorama Mende
32 Nimikoro
33 Nimiyama
34 Sandor
35 Gbane
36 Gbane Kandor
37 Kamara
38 Gbense
39 Tankoro
40 Lei
41 Soa
42 Toli
43 Mafindor
44 Fiama
0
20 Kilometers

Set out above is a map of the Kono District provided by the Sierra Leone Information System, first published July 23, 2002.  The Nimikoro Chiefdom, in which the Nimini Hills concession is located, is outlined in yellow

Location and Access

The road to the sites are paved for a portion and then the rest is typically gravel or dirt roads, so 4 x 4 vehicles are recommended.

Sierra Leone overlaps the margin of the West African craton, and the diamond fields are situated almost entirely on early Pre-Cambrian basement formations within the craton. The principle rock-type is gradodiorite gneiss, but this contains inclusions of many metamorphic rocks, notably amphibolites, ultrabasic schists, and granulites. The granitic rocks are cut by several fracture-systems which exercise close control over the drainage pattern, and by numerous narrow dolerite dykes. Topographically the diamond fields consist of the undulating coastal plains, and the dissected margins of the inaldn plateau, which are embayed by the broad valleys of the major rivers. Plateau surfaces, displaying subdued topography similar to that of the plains, occur at various elevations between 750 feet and 1,500 feet, and form a step-like sequence. Much of the plateau has, however, been thoroughly dissected, giving rise to rugged hilly country.

Magnesian ilmenite and pyrope are present in a few deposits, and indicate the proximity of kimberlites.  The distribution of alluvial diamonds reflects not only the distribution of source-rocks, but also past and present drainage routes. The location of these controlling factors has been principally determined by major lines of structural weakness in the granitic basement, which therefore exercise a predominant influence over diamond distribution.

Kimberlite outcrops have been discovered in two separate areas around our concession area: the Koidu area, in Kono, and the Tongo area, 30 miles to the south. Almost all the kimberlite bodies are in the unusual form of narrow anastomosing dykes of uncontaminated, porpyhritic kimberlite. Five small pipes have been found, which, although they consist principally of typical kimberlite breccia, also contain bodies of inclusion-free kimberlite and breccias of abnormal texture. Underground development of kimberlites has recently begun in the Koidu area.

With regards to the potential economic significance on the property, we feel that since the alluvial diamond fields of Sierra Leone have produced over 32 million carats of diamond since they were discovered in 1930, and there are still substantial undeveloped resources, both alluvial and primary, there is great economic potential.

The source of water can come from nearby streams and rivers.  The source of power will come from generators and/or eco-friendly ways of generating power.

Exploration for all Projects

The geological justification for each of the exploration projects is based upon analysis of the success of the operations that are comparable and in close proximity to the projects, as well as a competent person’s report of the area. With regards to the potential economic significance on the property, we feel that since the alluvial diamond fields of Sierra Leone have produced over 32 million carats of diamond since they were discovered in 1930, and there are still substantial undeveloped resources, both alluvial and primary, there is great economic potential.

What has been established in general, based upon government documentation, is that Sierra Leone's established diamond fields cover an area of almost 20,000 km2 (over one-quarter of the country) in the southeastern and eastern parts of Sierra Leone. They are concentrated in Kono, Kenema and Bo Districts and are mainly situated in the drainage areas of the Sewa, Bafi, Woa, Mano and Moa Rivers..

The Competent Persons was prepared by Berhe Dolbear LTD in December of 2006.

An analysis of the comparable projects revealed the following:

West African Diamonds plc.

West African Diamonds plc (“WAD”) is focused on diamond exploration, and operations in Sierra Leone and Guinea. It was formed from the assets of AIM Listed African Diamonds plc and recently acquired additional licenses in Guinea.  WAD currently holds a mining license for the tailings recourses of Sierra Leone Plant 11. Koidu Holdings S.A.

Koidu Holdings has obtained the lease covering the Tongo area. These leases cover the most promising parts of Tongo and Zimmi areas. The Panguma-Tongo dyke trench covers an area that is 30 km by 6 km wide. The Koidu Holdings lease covers the eastern half of the Panguma-Tongo belt and includes the most important kimberlite dyke (fissures) zones: the Lando, Kundu, Tongo and Peyima dykes. The Tongo kimberlite dykes have been sampled, drilled and worked at the surface in the past. Workings never extended deeper than 15 m.

We are in the process of finalizing the agreement with the geological / geophysical company SRK to do the feasibility report so that the next stages of work can be done. Once the feasibility report has been completed, we will be able to provide a detailed plan of all future costs. We believe that this report will be approximately $60,000 for Tailings #5 and the Zimmi area.  We believe that this agreement will be finalized within 30 days and depending on SRK’s schedule, will be starting their report within 45 to 60 days of signing the final agreement.  Once started, we have been told that the report can take approximately 8 weeks to complete.

SRK Consulting is an independent, international consulting practice that provides focused advice and solutions to clients, mainly from earth and water resource industries. For mining projects, SRK offers services from exploration through feasibility, mine planning, and production to mine closure.

Formed in 1974, SRK now employs more than 1000 professionals internationally in over 40 offices on 6 continents.

SRK’s independence is ensured by the fact that it is strictly a consultancy organization, holding no equity in any project, and with ownership primarily by staff, this permits their consultants to provide us with conflict-free and objective support on crucial issues. This is particularly important for due diligence and feasibility studies, which form a large part of SRK's business.

SRK Consulting employs leading specialists in each field of science and engineering. Its seamless integration of services, and global base, has made the company a leading international practice in due diligence, feasibility studies and confidential internal reviews.

Among SRK's 1500 clients are most of the world's major and medium-sized metal and industrial mineral mining houses, exploration companies, banks, petroleum exploration companies, construction firms and government departments.

Our first phase will be to complete the 43-101 report as indicated above.  Once reports are done, equipment list will be finalized for the equipment purchase and staff requirements.  Equipment coming from the United States will take approximately six weeks to arrive once sent.  We believe that sometime in the last quarter of this year 2011 or the first quarter of 2012, we will have equipment starting to arrive and become operational.

Risk Factors, page 16

1. Please make your going-concern risk factor on page 22 the first risk factor in your risk factor disclosure.

Response:  The Company has revised its disclosure to make its going-concern risk factor the first risk factor in its risk factor disclosure.

2. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.

Response: The Company added the following risk factor to its filing:

While our current management has field experience in West Africa related to the acquisition and sale of gold and diamonds it lacks technical training and experience with exploring for, starting, and operating a mine; and with no direct training or experience in requirements related to working within the industry, our management may be unable to manage the Company’s operations.

Our current management lacks the technical training and experience with exploring for, starting, and operating a mine. Because of that, we may face additional risks and challenges, for which we have no ability to forecast. There can be no assurance that our current management will produce successful operations and we are significantly dependent upon our ability to locate, attract and hire experienced personnel. In the event we are unable to do so, we may be unable to manage the planned operations of the Company.

3. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Response: The Company added the following risk factor to its filing:

We have no proven or probable reserves or feasibility studies. Accordingly, our property may not contain any reserves, and any funds spent by us on exploration or development could be lost.

We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at our property. The SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered by us should not be considered proven or probable reserves.

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to continue exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and then obtain a positive feasibility study. Exploration is inherently risky, with few properties ultimately proving economically successful. We intend to pursue additional exploration for the purpose of establishing proven or probable reserves.

Establishing reserves requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. We have not completed a feasibility study with regard to our property.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

General

4. Please revise your document:

•	to remove the pro forma unaudited balance sheet and statement of operations from this section; and

•	to provide a discussion of the results of operations of the accounting acquirer for the period ended December 31, 2010 and the interim period ended March 31, 2011.

Response: The Company has revised its filing to remove the pro forma unaudited balance sheet and statement of operations from this section and added a discussion of the results of operations of the accounting acquirer for the period ended December 31, 2010 and the interim period ended March 31, 2011.

5. Please revise to clarify the number of shares of common stock outstanding upon the closing of the reverse merger. In this regard, we note your disclosure on page 30 that there were 18,545,500 shares outstanding while your pro forma balance sheet at March 31, 2011 reflects 23,346,000 shares.

Response: The disclosure on page 30 which referenced the 18,545,500 shares was deleted pursuant to comment #29 above because the disclosure was the notes to the pro forma unaudited balance sheet and statement of operations for the period ended December 31, 2010.

Liquidity and Capital Resources, page 30

6. Please update the liquidity discussion of the accounting acquirer through March 31, 2011.

Response: The Company has updated the liquidity discussion of the accounting acquirers through March 31, 2011.

Security Ownership of Certain Beneficial Owners and Management, page 31

7. We note that you issued more than 18 million shares to the former owners of ORI and Jyork, both of which appear to have been closely-held companies. Please explain to us how where those former owners appear in the table. We may have additional comments based on your response.

Response: See tables below.

Security Ownership of Management
Name Beneficial Owner	Amount of Beneficial Ownership
Bradley Rosen	2,000,000	Former shareholder of ORI. Exchanged his 2,000,000 ORI shares for 2,000,000 shares of the Issuer.
Chris Butchko	2,000,000	Former shareholder of ORI. Exchanged his 2,000,000 ORI shares for 2,000,000 shares of the Issuer.
Anne Thomas	1,500,000	Former shareholder of ORI. Exchanged her 1,500,000 ORI shares for 1,500,000 shares of the Issuer.

Security Ownership of Certain Beneficial Owners
Name of Beneficial Owner	Amount of Beneficial Ownership
Otoro Holdings, LLC	11,500,000	Former shareholder of ORI and Jyork. -Exchanged his 9,500,000 ORI shares for 9,500,000 shares of the Issuer. -Exchanged his 20,000 Jyork shares for 2,000,000 shares of the Issuer.

Certain Relationships and Related Transactions, and Director Independence, page 36

8. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K.

Response: The Company revised its disclosure to provide the information required by Item 404(d) of Regulation S-K.

Item 5.01 Change in Control of Registrant, page 40

9. Please revise your disclosure to provide the information required by Item 5.01(a)(1), (a)(3) and (d)(2) of Form 8-K.

Response: The Company revised its disclosure to provide the information required by Item (a)(1) and (a)(3) of Form 8-K.

Item 5.02 Departure of Directors or Certain Officers: Election of Directors . . . , page 41

10. Please provide the biographical information for your directors and officers required by Item 401 of Regulation S-K. Please make conforming changes to similar disclosure elsewhere in the filing (e.g., pages 32 and 33).

Response: The Company has provided the biographical information for its directors and officers as required by Item 401 of Regulation S-K.

Item 5.06 Change in Shell Company Status, page 42

11. Please disclose that you were previously a shell company. In addition, please provide us with your analysis as to why you believe you are no longer a shell company.

Response: The Company revised its filing to disclose it was previously a shell company.  The Company’s analysis as to why they believe they are no longer a shell company is as follows:

On May 16, 2011, the Company completed the acquisition of mining development and explorations in Sierra Leone, and as a result has 3 employees. The Company is a development stage exploration and junior resource company. As a result of the acquisitions, the Company acquired the interests of Jyork Industries (Jyork) and Oraco Resources, Inc. (ORI) (a Canadian corporation, with the documentation evincing the Canadian corporation’s interest in the Memorandum of Understanding listed below) in and to:

•
Gbense Tailings Number 5 – Memorandum of Understanding with Paramount Chief Fengai Kaimachiande III, providing for a Seventy – Thirty percent (70% - 30%) ownership in the recovery process of all rights of precious minerals and all natural resources below and above the ground for Gbense Tailings Number 5.

•
Zimmi Mining Area – Memorandum of Understanding with Paramount Chief Metzger Bongo Kenneh, providing for a Seventy - Thirty percent (70% - 30%) ownership in the recovery process of all rights of precious minerals and all natural resources below and above ground for Zimmi Mining Area.

•
Nimini Hills – Memorandum of Understanding with Paramount Chief Alah Denton Bona Foamansa III and Ambassador Sahr E. Johnny, providing for a Seventy – Thirty percent (70% - 30%) ownership in the recovery process of all rights of precious minerals and all natural resources below and above the ground for Nimini Hills.

In furtherance of its business as an exploration and junior mining company, the Company, through the recently acquired ownership of ORI has accomplished the following:

1.
In December 2010 the Company commenced negotiations with SRK Consulting (www.srk.com) one of the world’s most preeminent engineering and geophysical companies with extensive experience in Africa. The Company met the chairman (Mike Armitage) in London who has agreed to make SRK resources available to generate preliminary NI 43-101 engineering and feasibility reports over “Tailings 5”. SRK has executed a confidentiality agreement and they are currently drafting a contract for both Tailings 5 and Zimmi Mining area, and more recently the Nimni Hills. When SRK has finished the 43-101 reports the Company will have proper “auditable” values to book, as well as a plan to further exploit the known reserves.

2.
ORI is in active negotiations to acquire additional concessions, including a 97,000 acre area, also located in Sierra Leone, with possible high grade magnetite deposits. Other “targets” include kimberlitic deposits with proven diamondiferous deposits. ORI is actively seeking out and negotiating concession areas in Sierra Leone as well as several additional opportunities in Liberia.

3.
The Company has filed 3 separate Trade Mark Registrations for ORI and the logo. All marks have received office actions and thus need to perform a perfunctory response in order to receive actual TM registrations. The assigned serial numbers for purposes of confirmation are 85226010, 85226010, and 85223740.

4.	The Company has created a new website (www.oracoresources.com) that will be updated with the Company’s current events and information required.
5.	The Company has 3 new employees as a result of the acquisition of both ORI and Jyork.
6.
The Company has solicited, and has now received, bids to its recent RFP for contract mining services. The Company recently met with a Utah company with significant equipment and mining personnel in Ghana and Sierra Leone, as well as a local Arizona company that has equipment which can be shipped to Sierra Loene – in anticipation of favorable 43-101 reports.

7.	The Company has recently contracted for the retail sale of Oraco goods through a retail outlet in New York City, New York.

In conclusion, the Company’s position is that it considers itself an active exploration and junior mining company. Therefore, id does not believe it falls within the definition of a shell company, and further is not the type of company the SEC intends to capture within its definition.

Item 9.01 Financial Statements and Exhibits, page 43

12. Please tell us what consideration you have given to filing as an exhibit the contract or contracts for your mining rights in Sierra Leone.

Response: The contracts for mining rights in Sierra Leone were not filed as exhibits to the filing because they each include a mutual non-disclosure agreement.

Financial Statements

General

13. Please revise your document to include interim financial statements as of March 31, 2011 for Oraco Resources, Inc. and Jyork Industries, Inc. Refer to Rule 8-03 of Regulation SX for guidance.

Response: The Company has revised its document to include interim financial statements as of March 31, 2011 for ORI and Jyork.

Unaudited Pro Forma Combined Financial Information

General

14. Please clarify why your adjustments columns eliminate the balances of NV Corp and why these amounts are not included in the pro forma consolidated ending balances. The adjustment column should reflect the effects of the recapitalization.

Response: The adjustment column eliminates those items that are part of the recapitalization as it relates to the reverse merger.  The items that were eliminated related to those items on the NV Corp that are not going to carry forward to the post reverse merger entity.

15. Please revise your pro forma statement of operations to provide pro forma earnings per share.

Response: The Company has revised its pro forma statement of operations to provide pro forma earnings per share.

Pro Forma Consolidated Balance Sheet as of December 31, 2010, page H-1

16. Given your presentation of a pro forma balance sheet at March 31, 2011, please revise your document to remove the pro forma balance sheet at December 31, 2010, and any related footnotes.

Response: The Company revised its document to remove the pro forma balance sheet at December 31, 2010 and related footnotes.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 9A(T) Controls and Procedures, page 22

17. Regarding your “disclosure controls and procedures” disclosure, your disclosure does not refer to the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.

Response: The Company revised its Form 10-K/A for the fiscal year ended December 31, 2010 to include the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act. The revised Form 10-K/A was filed with the SEC on July 21, 2011.

Exhibit 31.1

18. In the beginning of your certifications, in the Form 10-K/A for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended March 31, 2011, you provide the title of the certifying officer. In future annual and quarterly filings, please revise your certification to remove the title, as the certifying individual should be providing the certification in a personal capacity.

Response: The Company has revised its certifications to remove the title of the certifying officer.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Stoecklein Law Group

Cc:           Bradley Rosen
Oraco Resources, Inc.

Enc.